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As filed with the Securities and Exchange Commission on March 2, 2005

Registration No. 333-

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INNOVO GROUP INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	2390 (Primary standard industrial classification code number)	11-2928178 (I.R.S. Employer Identification Number)

5804 East Slauson Avenue
Commerce, California 90040
(323) 725-5516
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Samuel J. Furrow, Jr.
Chief Executive Officer
Innovo Group Inc.
5804 East Slauson Avenue
Commerce, California 90040
(323) 725-5516
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With a copy to:

Bruce S. Mendelsohn, Esq.
Akin Gump Strauss Hauer & Feld LLP
1333 New Hampshire Avenue, N.W.
Washington, D.C. 20036
Telephone: (202) 887-4000

        Approximate date of commencement of proposed sale to the public:    From time to time as determined by the selling stockholders after the effective date of this registration statement

        If the only securities being registered on this Form are being offered pursuant to a dividend or interest reinvestment plan, please check the following box.    ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, $0.10 par value	1,062,378	$4.22	$4,483,235.16	$527.68

(1)
Represents the estimated number of shares of common stock that may be issuable to certain selling stockholders following the conversion of the entire principal amount of the convertible promissory note issued to such holders, along with shares issuable upon exercise of warrants held by these stockholders.
(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based on the average of the high and low price for the common stock of Innovo Group Inc. on the Nasdaq SmallCap Market on February 28, 2005.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED MARCH 2, 2005

PROSPECTUS

INNOVO GROUP INC.
 5804 EAST SLAUSON AVENUE
COMMERCE, CALIFORNIA 90040

COMMON STOCK

1,062,378 SHARES OF COMMON STOCK OFFERED BY SELLING STOCKHOLDERS

        You should read this prospectus carefully before you invest in our common stock offered hereby.

        This prospectus registers for resale up to 1,062,378 shares of our common stock which may be offered from time to time by the stockholders listed beginning on page 18 of this prospectus. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders, except for payments received in connection with the exercise of warrants held by certain of the selling stockholders. Any payments received by us upon the exercise of the warrants will be used for working capital and other general corporate purposes.

        Our common stock is traded on the Nasdaq SmallCap Market under the symbol "INNO."

        The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. See "Plan of Distribution" beginning on page 19 for more information about how a selling stockholder may sell its shares of common stock. We will not be paying any underwriting discounts or commissions in this offering.

        On February 28, 2005, the last reported sale price of the common stock on the Nasdaq SmallCap Market was $4.45 per share. See "Price Range of Common Stock." You should obtain a current market price quotation before you buy any of the offered shares.

        The securities offered by this prospectus involve a high degree of risk. You should carefully consider the factors described under the heading "Risk Factors" beginning on page 6 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 2, 2005.

        In connection with this offering, no person is authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus. If information is given or representations are made, you may not rely on that information or representations as having been authorized by us. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not imply from the delivery of this prospectus, nor from any sale made under this prospectus, that our affairs are unchanged since the date of this prospectus or that the information contained in this prospectus is correct as of any time after the date of this prospectus. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

        We are not making any representation to any purchaser of the common stock regarding the legality of an investment in the common stock by such purchaser under any legal investment or similar laws or regulations. You should not consider any information in this prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in the common stock.

        In this prospectus, when we to refer to Innovo Group Inc. and its subsidiaries, we use the terms "Innovo Group," "we," "our" and "us" when we do not need to distinguish among these entities or their predecessors or when any distinction is clear from the context.

PROSPECTUS SUMMARY

        You should read this summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes incorporated herein by reference to this prospectus.

Our Business

Overview

        Our principal business activity involves the design, development and worldwide marketing of apparel products. Our products consist primarily of branded and private label denim and denim related products. We generally rely on third party manufacturers to manufacture our apparel products for distribution. We sell our products to numerous retailers, distributors and private label customers around the world.

        Our branded apparel products are designed, developed and marketed by us internally pursuant to the license agreement under which we have licensed the brand such as Joe's Jeans® and Betsey Johnson®, or as a company-owned brand, such as indie™. Our private label apparel products are outsourced to us from several different customers, generally retail chains who desire to sell apparel products under their own brand name. We currently provide private label apparel products to American Eagle Outfitters, Inc., or AEO, Target Corporation and Kmart Corporation. We work with our private label customers to create their own brand image by custom designing products. In creating a unique brand, our private label customers may provide samples to us or may select styles already available in our showrooms.

        Our products are currently manufactured by independent contractors located in Los Angeles, California, Mexico, Europe and Asia. The products are then distributed out of our warehouse facilities located in Los Angeles or directly from the factory to the customer. For the fiscal year ended November 27, 2004, or fiscal 2004, approximately 79% of our apparel products were manufactured in Mexico. Approximately 12% of our apparel products were manufactured primarily in Los Angeles, California and the remaining 9% were manufactured outside North America. A substantial amount of our products manufactured in Mexico are manufactured by Azteca Production International, Inc., or Azteca, and/or its affiliates, as discussed below. Azteca is controlled by two of our significant stockholders, Hubert Guez and Paul Guez.

        In fiscal 2004, we announced our intention to sell our craft and accessory business segment and our commercial real estate property in Springfield, Tennessee. The assets and liabilities of this business segment, certain real estate property owned by us and related operating activity have been reclassified as "Discontinued Operations." As a result of this change, we now have only one remaining business segment, which is the apparel segment.

        Also during fiscal 2004, we terminated our Fetish™, Hot Wheels® and Shago® branded apparel licenses and our Bongo® and Fetish™ accessory licenses under our accessory business which is classified as discontinued activity. As a result, we have been able to reduce headcount and direct our resources to focus primarily on denim and denim-related apparel. We believe that this segment of the apparel industry represents our primary strength. While there can be no assurance that this change will result in profitability, we believe that these changes represent steps for growth and profitability in areas of our proven ability.

General Development of Business

        We began our operations in April 1987 as Innovo, Inc., or Innovo, a Texas corporation, to manufacture and domestically distribute cut and sewn canvas and nylon consumer products for the utility, craft, sports licensed and advertising specialty markets. In 1990, Innovo merged into Elorac Corporation, a Delaware corporation, which was renamed Innovo Group Inc., primarily producing crafts and accessory products for the consumer marketplace.

        In 1991, we acquired the business of NASCO, Inc., or NASCO, a Tennessee corporation, a manufacturer, importer and distributor of sports-licensed sports bags, backpacks, other sporting goods and a marketer of fundraising programs located in Springfield, Tennessee. NASCO was subsequently renamed Spirco, Inc., or Spirco.

        During fiscal 1992, Spirco incurred significant trade debt from the losses it incurred in marketing fundraising programs and from liabilities incurred by NASCO prior to its acquisition by us that were not disclosed at that time. On August 27, 1993, Spirco filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Neither we nor any of our subsidiaries were a party to such bankruptcy filing by Spirco. Spirco's plan of reorganization was confirmed by the court on August 5, 1994, and became effective on November 7, 1994.

        In the latter part of 1998, we closed our domestic manufacturing and distribution facilities in Springfield, Tennessee operated under our Leaseall Management Inc., or Leaseall, subsidiary and relocated our corporate headquarters, manufacturing and distribution facilities to Knoxville, Tennessee. We closed the Springfield facility based on our need for a more suitable facility for our manufacturing needs as well as our need, at that particular time, for a more skilled labor force to meet our production requirements. Additionally, in 1998, we brought in additional investors and new management, and these individuals resided in Knoxville, Tennessee.

        In February of 2001, we acquired from JD Design LLC, or JD Design, the license rights to the JD logo and the Joe's Jeans® mark for all apparel and accessory products. In connection with this acquisition, in March of 2001, we formed Joe's Jeans, Inc., or Joe's, a Delaware corporation, to focus on the design, production and worldwide marketing of high fashion apparel products bearing the Joe's Jeans® brand. JD Design is a single member limited liability company, which is controlled by Joe Dahan, President of Joe's Jeans. See "Note 3—Acquisitions—Joe's Jeans License" in the Notes to the Consolidated Financial Statements and "Risk Factors—The loss of the services of key personnel could have a material adverse effect on our business" in our Annual Report on Form 10-K for our fiscal year ended November 27, 2004, filed with the SEC on February 25, 2005, or Annual Report.

        In August of 2001, we, through our wholly-owned subsidiary, Innovo Azteca Apparel, Inc., or IAA, acquired the knit apparel division from Azteca Productions International, Inc., or Azteca, which is controlled by two of our significant stockholders, Hubert and Paul Guez, in order to enter into the denim apparel and design business for the private label and retail market. See "Business—Strategic Relationship" for a further discussion of this transaction and relationship in our Annual Report. Since 2001, we have grown our apparel division by acquiring new licenses and arrangements for apparel.

        In April 2002, we, through our wholly-owned subsidiary, Innovo Realty, Inc., or IRI, facilitated the purchase of limited partnership interests, which limited partnerships were investing in real estate apartment complexes located throughout the United States. See "Business-Real Estate Transactions" in our Annual Report for a further discussion of IRI's limited partnership interests. Our real estate operations do not currently require a substantial allocation of our resources and are not a significant part of management's daily operational functions. In addition, in the second quarter of fiscal 2004, we decided to place for sale our commercial real estate property in Springfield, Tennessee. See "Business—Discontinued Operations" in our Annual Report for a further discussion of this commercial real estate property.

        In May 2002, Joe's formed Joe's Jeans Japan, Inc., or JJJ, a Japanese corporation, to facilitate the distribution of the Joe's® and Joe's Jeans® brand in Japan. On July 1, 2003, Joe's entered into a Master Distribution and Licensing Agreement, or Distribution and Licensing Agreement, with Itochu Corporation, or Itochu, pursuant to which Itochu obtained certain manufacturing and licensing rights for the Joe's® and Joe's Jeans® marks. In the second quarter of fiscal 2004, we completed the dissolution of JJJ. However, we continue to sell product in Japan through the distribution agreement with Itochu. We have assigned our rights under the distribution agreement to Beyond Blue, Inc., or

Beyond Blue, which is responsible for distributing our Joe's Jeans® products in the international marketplace. See "Business—License Agreements and Intellectual Property" in our Annual Report for a further discussion of the Distribution and Licensing Agreement with Itochu and the Master Distribution Agreement with Beyond Blue.

        Part of the growth in our core business is attributable to an asset purchase agreement for the Blue Concept Division of Azteca, or Blue Concept APA, that we entered into on July 17, 2003 with Azteca, Hubert Guez and Paul Guez. Under the terms of the Blue Concept APA, we acquired, through our IAA subsidiary, the Blue Concept Division from Azteca, through which, we sell private label denim primarily to American Eagle Outfitters Inc., or AEO. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Recent Acquisitions and Licenses" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Long Term Debt" in our Annual Report for further discussion of the terms of the acquisition of the Blue Concept Division from Azteca.

Strategic Relationship

        We have developed a strategic relationship with two of our significant stockholders, Hubert Guez and Paul Guez and their affiliated companies in order to enter into the denim apparel and design business for the private label and retail market. Beginning in the summer of 2000, we entered into a series of transactions with two of our significant stockholders, Hubert Guez and Paul Guez, and their affiliated companies, including, Azteca and Commerce. The Guez brothers and their affiliated companies have in the aggregate more that fifty years of experience in the apparel industry with a specialty in denim apparel and related products and such relationship, we believe, has had many tangible benefits for us.

        In 2000, in an effort to raise capital, pursuant to a stock and warrant purchase agreement, Commerce acquired 2,863,637 shares of our common stock and 3,300,000 common stock purchase warrants. An investor rights agreement also provides Commerce with a contractual right to nominate three individuals to our board of directors. Commerce has not exercised this right at this time.

        As part of Commerce's equity investment in our company, we entered into several other arrangements with Commerce in order to reduce our manufacturing and distribution costs and to increase the effectiveness and capacity of our distribution network for our discontinued craft and accessory segment. Pursuant to a craft supply agreement and distribution agreement with Commerce, we agreed to purchase all of our craft products from Commerce and to have Commerce distribute these craft products out of its Los Angeles distribution facility. These agreements were automatically renewed in August 2004 for an additional two-year term and thereafter will continue to be automatically renewed for additional two-year terms unless terminated by either party with 90 days notice prior to the end of the renewal term. The automatic renewal terms have no minimum obligations for the use of supply and distribution services from Commerce.

        Our strategic relationship with Commerce also allowed us to diversify our product mix and offerings to include apparel products. Through IAA, we acquired Azteca's knit apparel division in August 2001 in exchange for 700,000 shares of our common stock and promissory notes in the amount of $3.6 million. To further solidify our presence in the apparel market and to complement our existing private label business, in July 2003, we acquired the Blue Concept Division from Azteca in exchange for a convertible promissory note in the original amount of $21.8 million, or the Blue Concept Note. In connection with the acquisition of the Blue Concept Division, we obtained the rights relating to the design, manufacture and wholesaling of denim jeans to AEO. On March 5, 2004, our stockholders approved the conversion of $12.5 million of principal amount of the Blue Concept Note into 3,125,000 shares of our common stock, with the potential issuance of up to 1,041,667 additional shares of our common stock upon the occurrence of certain contingencies described in the purchase agreement. As a result of this conversion, the Blue Concept Note has been reduced to $9.3 million. As part of the transaction, we entered into another supply agreement with AZT International SA de CV, a Mexico corporation and wholly-owned subsidiary of Azteca, or AZT, to purchase products sold by our Blue Concept Division.

        In February 2001, we continued to expand our branded apparel business by acquiring a ten-year renewable license for the "Joe's" and "Joe's Jean's" brands from JD Design and formed our Joe's subsidiary. See "Business—License Agreements and Intellectual Property" for a further discussion of this license agreement. Our strategic relationship with the Guez brothers allowed us to quickly and efficiently exploit this license and enter into the denim apparel market by outsourcing the initial manufacture and distribution of the Joe's® denim apparel products to Commerce and its affiliates.

        Additionally, by virtue of this strategic relationship, in February 2004, we were able to secure an assignment for the license for women's denim and denim related apparel under the Betsey Johnson® brand name from Blue Concept LLC, an entity owned by Paul Guez, for no additional compensation to him.

        We currently lease space under a verbal agreement with Azteca for our headquarters and principal executive offices at 5804 E. Slauson Avenue, Commerce, California 90040. This space is utilized under a verbal agreement with Azteca, pursuant to which we pay to Azteca a fee of approximately $74,000 per month for allocated expenses associated with our use of office and warehouse space and expenses incurred in connection with maintaining such office and warehouse space. These allocated expenses include, but are not limited to: rent, security, office supplies, machine leases and utilities.

        We also have operational offices and/or showrooms in Los Angeles, New York and Knoxville and third party showrooms in major metropolitan cities throughout the world, including, but not limited to, New York, Los Angeles, Tokyo, Paris and Germany, primarily for the sale of our Joe's® and Joe's Jeans® products.

        During fiscal 2003 and 2004, we have paid to Commerce and/or its affiliates the following amounts pursuant to our relationship with them:

	2004	2003
	(in thousands)
Supply agreement	$67,812	$43,993
Distribution agreement	203	127
Verbal facilities agreement	886	343
Interest on related party note payable	863	482
Discontinued craft & accessories business segment Supply and Distribution agreement	3,019	3,741
Earn-out due to Sweet Sportswear	1,566	694

        The total supply and distribution cost paid to Commerce and/or its affiliates for fiscal 2004 was $68 million or 79% of our cost of goods sold. While we now use additional suppliers to meet our needs, we intend to continue to take advantage of Commerce's expertise with denim products so long as we believe it is in our best interest. In addition, we have verbal agreements with Azteca and/or its affiliates regarding the supply and distribution of other apparel products we sell and for use of our corporate headquarters.

        We also pay to Sweet Sportswear LLC, or Sweet Sportswear, pursuant to an earn-out agreement in connection with the Blue Concept Division acquisition. The earn-out to Sweet Sportswear, an entity owned by Hubert Guez and Paul Guez, is calculated on a quarterly basis and is 2.5% of the gross sales solely attributable to AEO during that quarter. This earn-out agreement was additional consideration for the acquisition of the Blue Concept Division.

        We are incorporated under the laws of the State of Delaware. Our corporate headquarters are located at 5804 East Slauson Avenue, Commerce, California, 90040. Our telephone number is (323) 725-5516. We also have operational offices and/or showrooms in Los Angeles, New York, and Knoxville and third party showrooms in New York, Los Angeles, Tokyo, Paris and Germany primarily for the sale of our Joe's Jeans® products.. Although we maintain a website at www.innovogroup.com, we do not intend that the information available through our website be incorporated into this prospectus. For additional information about us and our businesses, see "Where You Can Find More Information."

The Offering

Issuer	Innovo Group Inc.
Common stock offered by the selling stockholders(1)	1,062,378
Common stock outstanding before and after the offering(2)	29,998,768 (excludes 76,960 shares held as treasury shares, which are issued but not outstanding)
Use of Proceeds	We will not receive any proceeds from this offering, except we may receive proceeds from the exercise of warrants held by selling stockholders offered hereby.
Registration Rights	We have agreed to use all reasonable efforts to keep the shelf registration statement, of which this prospectus forms a part, effective until the earlier of:
• the first anniversary of the declaration by the SEC that the shelf registration statement is effective;
• the sale of all of the shares of common stock covered by the shelf registration statement; and
•
the expiration of the holding period applicable to the shares of common stock held by non-affiliates of Innovo under Rule 144(k) of the Securities Act, or any successor provision, subject to certain exceptions.
Trading	Our common stock is traded on the Nasdaq SmallCap Market under the symbol "INNO."
Risk Factors	See "Risk Factors" and the other information in this prospectus for a discussion of the factors you should carefully consider before deciding to invest in our common stock.

(1)
Includes 235,625 shares of common stock issuable upon the exercise of warrants and 826,753 shares of common stock issuable upon conversion of convertible promissory notes. 826,753 shares represent the estimated maximum number of shares of common stock issuable as payment of the entire outstanding principal amount, in the aggregate, of the convertible promissory notes issued to such holders in lieu of cash repayment.

(2)
Assumes the sale, exercise and conversion of all of the securities being registered hereunder.

        The outstanding share information is based on our shares outstanding as of February 28, 2005. This information excludes 3,198,554 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $1.93 per share and an aggregate of 120,172 shares of common stock available for future issuance under our 2004 Stock Incentive Plan for employees, directors and consultants as of February 28, 2005.

RISK FACTORS

        Before you invest in our common stock by purchasing shares from a selling stockholder named in this prospectus, you should be aware that there are various risks involved in investing in our common stock. We have described below all of the risks which we deem material to your investment decision. You should consider carefully these risk factors, together with all of the other information included in this prospectus and in the periodic reports we have filed with the SEC under the Securities Exchange Act of 1934, or Exchange Act, before you decide to purchase any shares of our common stock. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations.

Certain Risk Factors

Risk Factors Relating to our Common Stock

The 1,062,378 shares of our common stock registered for resale by this prospectus may adversely affect the market price of our common stock.

        As of February 28, 2005, 29,998,768 shares of our common stock were issued and outstanding, excluding 76,960 shares issued but held as treasury shares and not considered to be outstanding. This prospectus registers for resale 1,062,378 shares, or 3.5% of our outstanding common stock.

        We are unable to predict the effect that sales into the market of 1,062,378 shares may have on the then prevailing market price of our common stock. On February 28, 2005, the last reported sale price of our common stock on the Nasdaq SmallCap Market was $4.45. During the four weeks prior to February 28, 2005, the average daily volume of trading of our common stock was 899,075 shares. It is likely that market sales of the 1,062,378 shares offered for resale pursuant to this prospectus (or the potential for those sales even if they do not actually occur) may have the effect of depressing the market price of our common stock. As a result, the potential resale and possible fluctuations in trading volume of such a substantial amount of our stock may affect the share price negatively beyond our control.

We do not anticipate paying dividends on our common stock in the foreseeable future.

        We have not paid any dividends nor do we anticipate paying any dividends on our common stock in the foreseeable future. We intend to retain earnings, if any, to fund our operations and to develop and expand our business.

We have a substantial number of authorized common and preferred shares available for future issuance that could cause dilution of our stockholder's interest and adversely impact the rights of holders of our common stock.

        We have a total of 40,000,000 shares of common stock and 5,000,000 shares of "blank check" preferred stock authorized for issuance. As of November 27, 2004, we had approximately 10,734,000 shares of common stock and 4,806,000 shares of preferred stock available for issuance. On March 5, 2004, we held a special meeting of our stockholders to approve the conversion of $12.5 million in principal amount of indebtedness from a convertible promissory note issued in connection with the purchase of the Blue Concepts Division from Azteca into a maximum of 4,166,667 shares of our common stock. The conversion was approved by our stockholders and, as a result, Azteca has initially been issued 3,125,000 shares of our common stock with the possible issuance of up to 1,041,667 additional shares of common stock upon the occurrence of certain contingencies described in the Blue Concept APA. In June and October 2004, we raised approximately $4.385 million through the sale and issuance of convertible promissory notes that are convertible into 2,559,936 shares of our common stock and warrants to purchase up to 548,125 shares of our common stock, part of which are registered in this prospectus. We expect to continue to seek financing which could result in the issuance of additional shares of our capital stock and/or rights to acquire additional shares of our capital stock. Those additional issuances of capital stock would result in a reduction of your percentage interest in us. Furthermore, the book value per share of our common stock may be reduced. This reduction would occur if the exercise price of the options or warrants or the conversion ratio of the preferred stock was lower than the book value per share of our common stock at the time of such exercise or conversion.

        The addition of a substantial number of shares of our common stock into the market or by the registration of any of our other securities under the Securities Act may significantly and negatively affect the prevailing market price for our common stock. The future sales of shares of our common stock issuable upon the exercise of outstanding warrants and options may have a depressive effect on the market price of our common stock, as such warrants and options would be more likely to be exercised at a time when the price of our common stock is greater than the exercise price.

        Our board of directors has the power to establish the dividend rates, preferential payments on any liquidation, voting rights, redemption and conversion terms and privileges for any series of our preferred stock. The sale or issuance of any shares of our preferred stock having rights superior to those of our common stock may result in a decrease in the value or market price of our common stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change of ownership without further vote or action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock.

We are controlled by our management and other related parties.

        As of November 27, 2004, our executive officers and directors beneficially owned approximately 21% of our common stock, including options exercisable within 60 days of February 23, 2005, in the aggregate. Furthermore, in connection with investments made by (1) Commerce and other investors affiliated with Hubert Guez and Paul Guez, or collectively, the Commerce Group, and (2) Mr. Joseph Mizrachi in fiscal 2000, each of the Commerce Group and Mr. Mizrachi have the right to designate three individuals and one individual, respectively, for election to our board of directors. If any or all of the Commerce Group or Mizrachi designated directors are elected, then our board has the obligation to appoint at least one Commerce and/or Mizrachi designated director to each of its committees. Based on the Schedule 13D/A filed by Messrs. Simon Mizrachi and Joseph Mizrachi on October 30, 2003, the Mizrachis beneficially owned approximately 1.2% of our shares. As of February 21, 2003, the Mizrachis ceased to be the beneficial owners of more than 5% of our securities. As discussed above, at a special meeting of our stockholders on March 5, 2004, our stockholders approved the conversion of the Blue Concept Note into a maximum of 4,166,667 shares of our common stock. As a result, Azteca was initially issued 3,125,000 shares of our common stock with the possible issuance of up to 1,041,667 additional shares of common stock upon the occurrence of certain contingencies described in the Blue Concept APA. Based upon a Schedule 13D/A filed by Messrs. Hubert Guez and Paul Guez on May 18, 2004 and a Form 4 filed on February 18, 2005, the Guez brothers, including entities owned or controlled by them, beneficially own approximately 21% of our common stock in the aggregate.

        Because of their stock ownership and/or relationships with us, the Mizrachis and the Guez brothers have been and will continue to be in a position to greatly influence the election of our board of directors and thus control our affairs. Additionally, our bylaws limit the ability of stockholders to call a meeting of the stockholders. These bylaw provisions could have the effect of discouraging a takeover of us, and therefore may adversely affect the market price and liquidity of our securities. We are also subject to a Delaware statute regulating business combinations that may hinder or delay a change in control. The anti-takeover provisions of the Delaware statute may adversely affect the market price and liquidity of our securities.

Our common stock price is extremely volatile and may decrease rapidly.

        The trading price and volume of our common stock has historically been subject to wide fluctuation in response to variations in actual or anticipated operating results, announcements of new product lines by us or our competitors, and general conditions in the apparel industry. In the 52 week period prior to February 28, 2005, the closing price of our common stock has ranged from $1.09 to $4.79. In addition, stock markets generally have experienced extreme price and volume trading volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may significantly and negatively affect the market price of our common stock.

If we cannot meet the Nasdaq SmallCap Market maintenance requirements and Nasdaq rules, Nasdaq may delist our common stock, which could negatively affect the price of the common stock and your ability to sell the common stock.

        In the future, we may not be able to meet the listing maintenance requirements of the Nasdaq SmallCap Market and Nasdaq rules, which require, among other things, minimum net tangible assets of $2 million, a minimum bid price for our common stock of $1.00, and stockholder approval prior to the issuance of securities in connection with a transaction involving the sale or issuance of common stock equal to 20 percent or more of a company's outstanding common stock before the issuance for less than the greater of book or market value of the stock. If we are unable to satisfy the Nasdaq criteria for maintaining listing, our common stock would be subject to delisting. Trading, if any, of our common stock would thereafter be conducted in the over-the-counter market, in the so-called "pink sheets" or on the National Association of Securities Dealers, Inc., or NASD, "electronic bulletin board." As a consequence of any such delisting, a stockholder would likely find it more difficult to dispose of, or to obtain accurate quotations as to the prices of our common stock.

If Nasdaq delists our common stock, you would need to comply with the penny stock regulations which could make it more difficult to sell your common stock.

        In the event that our securities are not listed on the Nasdaq SmallCap Market, trading of our common stock would be conducted in the "pink sheets" or through the NASD's Electronic Bulletin Board and covered by Rule 15g-9 under the Exchange Act. Under that rule, broker/dealers who recommend these securities to persons other than established customers and accredited investors must make a special written suitability determination for the subscriber and receive the subscriber's written agreement to a transaction prior to sale. Securities are exempt from this rule if their market price is at least $5.00 per share.

        SEC regulations generally define a penny stock as any equity security that has a market price of less than $5.00 per share, with certain exceptions. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with it. If our common stock were considered a penny stock, the ability of broker/dealers to sell our common stock and the ability of our stockholders to sell their securities in the secondary market would be limited. As a result, the market liquidity for our common stock would be severely and adversely affected. We cannot assure you that trading in our securities will not be subject to these or other regulations in the future which would negatively affect the market for such securities.

Risk Factors Relating to our Operations

Due to our negative cash flows we could be required to cut back or stop operations if we are unable to raise or obtain needed funding.

        Our ability to continue operations will depend on our positive cash flow, if any, from future operations and on our ability to raise additional funds through equity or debt financing. In March 2004, we converted $12.5 million of debt issued in connection with the acquisition of the Blue Concept Division from Azteca into shares of our common stock. While this issuance of common stock resulted in existing stockholders becoming "diluted" or owning a smaller percentage of the total shares outstanding as of the date of such dilution, it reduced our long term debt by 58% and resulted in less interest accruing and due under the Blue Concept Note. In June and October 2004, we raised approximately $4.385 million through the sale and issuance of convertible promissory notes that are convertible into 2,559,936 shares of our common stock and warrants to purchase up to 548,125 shares of our common stock. The proceeds received from this source of financing was used to fund our continuing operations and for working capital purposes. In addition, we also obtain cash for working capital by utilizing a credit arrangement on our receivables and inventory with CIT Commercial Services, a unit of CIT Group Inc., or CIT. As of November 27, 2004, our loan balance with CIT was $8,144,000 and $10,300,000 of factored receivables with CIT. We had one open stand-by letter of credit outstanding in the amount of $500,000. Although we had this liability with CIT as of November 27, 2004 due to the amount of factored receivables, our financial position may change such that there may be the need for us to continue to raise needed funds through a mix of equity and debt financing to fund our operations and working capital. Equity financing will usually result in existing stockholders becoming "diluted," as discussed above. A high degree of dilution can make it difficult for the price of our common stock to rise rapidly, among other things. Dilution also lessens a stockholder's voting power.

We do not know if we will be able to continue to raise additional funding or if such funding will be available on favorable terms. We could be required to cut back or stop operations if we are unable to raise or obtain needed funding.

        Our cash requirements to run our business have been and will continue to be significant.

        Since 1997, our negative operating cash flow and net losses have been as follows:

Fiscal Year Ended:	(Negative) positive Cash Flow from Operating Activities	Net (Loss) Income
November 27, 2004	$(10,609,000)	$(9,576,000)
November 29, 2003	$(9,857,000)	$(8,317,000)
November 30, 2002	$1,504,000	$572,000
December 1, 2001	$(632,000)	$(618,000)
November 30, 2000	$(4,598,000)	$(5,056,000)
November 30, 1999	$(2,124,000)	$(1,340,000)
November 30, 1998	$(1,238,000)	$(2,267,000)
November 30, 1997	$(1,339,000)	$(1,729,000)

        Since November 30, 1997, we have experienced negative cash flow from our operating activities except for the year ending November 30, 2002. As of November 27, 2004, we had an accumulated deficit of approximately $51.4 million.

        Although we have undertaken numerous measures to increase sales, control inventory costs and operate more efficiently, we may experience further losses and negative cash flows. We can give you no assurance that we will in fact operate profitably in the future.

We must expand sales of our existing products and successfully introduce new products that respond to constantly changing fashion trends and consumer demands to increase revenues and attain profitability.

        Our success will depend on our ability to expand sales of our current products to new and existing customers, as well as the development or acquisition of new product designs and the acquisition of new licenses that appeal to a broad range of consumers. We have little control over the demand for our existing products, and we cannot assure you that the new products we introduce will be successfully received by consumers. For example, in the past year, we have terminated our licenses to design and market apparel and accessory products for the recording artists and entertainers known as "Bow Wow" and "Eve" and sold under the Shago® and Fetish™ brand, respectively. Since we acquired these licenses, we spent considerable resources to develop and market each of these brands, which resulted in significant losses. Because of these losses and other factors, we terminated our license agreements for Fetish™ and Shago® branded apparel and accessory products. Further, due to lack of interest in the consumer marketplace and since we did not have any sales under a license agreement with Mattel, Inc. for Hot Wheels® branded adult apparel and accessories, we terminated this license agreement as well in June of 2004. Additionally, in fiscal 2004, we decided to sell the remaining assets and discontinue the operations of our craft and accessory business segment as well as terminate our license for Bongo® branded accessory products.

        Any failure on our part to anticipate, identify and respond effectively to changing consumer demands and fashion trends could adversely affect the acceptance of our products and leave us with a substantial amount of unsold inventory or missed opportunities. If that occurs, we may be forced to rely on markdowns or promotional sales to dispose of excess, slow-moving inventory, which may negatively affect our ability to achieve profitability. At the same time, our focus on tight management of inventory may result, from time to time, in our not having an adequate supply of products to meet consumer demand and may cause us to lose sales.

A substantial portion of our net sales and gross profit is derived from a small number of large customers.

        Our 10 largest customers accounted for approximately 80% of our gross sales during fiscal 2004. We do not enter into any type of long-term agreements with any of our customers. Instead, we enter into a number of individual purchase order commitments with our customers. A decision by the controlling owner of a group of stores or store or any other significant customer, whether motivated by competitive conditions, financial difficulties or otherwise, to decrease the amount of merchandise purchased from us, or to change their manner of doing business with us, could have a material adverse effect on our financial condition and results of operations.

We are dependent on certain contractual relationships to generate revenues.

        Our sales are dependent to a significant degree upon the contractual relationships we can establish with licensors to exploit, on generally a non-exclusive basis, proprietary rights in well-known logos, marks and characters. Although we believe we will continue to meet all of our material obligations under such license agreements, there can be no assurance that such license rights will continue or will be available for renewal on favorable terms. Failure to obtain new licenses or extensions on current licenses or to sell such products, for any reason, could have a significant negative impact on our business. For the fiscal years ended November 29, 2003 and November 27, 2004, $17.3 million, or 25%, and $26.7 million, or 26%, respectively, of our net sales were generated from licensed apparel products.

        We are primarily dependent upon sales from a certain number of licenses, namely our licenses to produce the Joe's Jeans® apparel products. As of November 27, 2004, we recorded $18.3 million in net sales of product under our Joe's Jeans® license. We also terminated our license agreements for

Fetish™, Shago® and Bongo® products in fiscal 2004. While the termination of these license agreements may result in a decrease in our overall net sales in future quarters, we cannot predict its overall impact on our financial statements.

We are currently dependent on supply and distribution arrangements with Commerce Investment Group, LLC, or Commerce, and its related entities to generate a substantial portion of our revenues.

        During fiscal 2000, we entered into supply and distribution arrangements with Commerce and its affiliated entities, whom we will collectively refer to as the Commerce Group. Under the terms of the distribution arrangements, Commerce purchased our equity securities and we were obligated to manufacture and distribute all of our craft products with the Commerce Group for a two-year period. In fiscal 2002, we renewed these arrangements for another two years, until fiscal 2004. In July 2003, we entered into another supply agreement with an Azteca affiliate, AZT International SA de CV, a Mexico corporation, or AZT. Pursuant to this agreement, we are obligated to purchase certain products, particularly the products that are sold by us under our Blue Concept Division acquired on July 17, 2003 from Azteca. In addition, we have verbal agreements with Azteca and/or its affiliates regarding the supply and distribution of our other apparel products, including certain denim products for our private label apparel lines. We also utilize warehouse space in Los Angeles under a verbal agreement from Azteca, pursuant to which we pay a fee for allocated expenses associated with our use of office and warehouse space and expenses incurred in connection with maintaining such office and warehouse space. These allocated expenses include, but are not limited to, rent, security, office supplies, machines leases and utilities. The loss of our supply arrangement with the Commerce Group could adversely affect our current supply responsibilities, primarily because if we, due to unforeseen circumstances that may occur in the future, are unable to utilize the services for manufacturing, warehouse and distribution provided by the Commerce Group, such inability may adversely affect our operations until we are able to secure manufacturing, warehousing and distribution arrangements with other suppliers that could provide the magnitude of services to us that the Commerce Group currently provides.

        Commerce is an entity controlled by Hubert Guez and Paul Guez, who are our affiliates due to their percentage ownership of our stock. On March 5, 2004, after the conversion of the promissory note was approved at the special stockholders meeting into a maximum of 4,166,667 shares, Azteca and the Guez brothers were initially issued 3,125,000 shares of our common stock with the possible issuance of up to 1,041,667 additional shares of common stock upon the occurrence of certain contingencies described in the Blue Concept APA. Based on a Schedule 13D/A filed by Commerce and/or the Guez brothers with the SEC on May 18, 2004 and a Form 4 filed on February 18, 2005, the Guez brothers beneficially own approximately 21% of our outstanding common stock in the aggregate. See "Business—Strategic Relationship" in our Annual Report for a further discussion of our relationship with the Guez brothers.

        We outsource a substantial amount of our products to be manufactured to Commerce. In fiscal 2004, we purchased approximately $71 million in goods and services, or 80% of our total purchases from Commerce Group. This amount includes amounts charged to our discontinued craft and accessory business segment.

        Should we, due to unforeseen circumstances that may occur in the future, be unable to utilize the services of Commerce Group for manufacturing, warehouse and distribution provided by Commerce Group through our agreements or verbal arrangements, such inability may adversely affect our operations until we are able to secure manufacturing, warehousing and distribution agreements with other suppliers that could provide the magnitude of services that Commerce Group currently provides to us.

The seasonal nature of our business makes management more difficult, severely reduces cash flow and liquidity during parts of the year and could force us to curtail our operations.

        Our business is seasonal. The majority of our marketing and sales activities take place from late fall to early spring. Our greatest volume of shipments and sales occur from late spring through the summer, which coincides with our second and third fiscal quarters. Historically speaking, our cash flow is strongest in the third and fourth fiscal quarters. Unfavorable economic conditions affecting retailers during the fall and holiday seasons in any year could have a material adverse effect on our results of operations for the year. We are likely to experience periods of negative cash flow throughout each year and a drop-off in business commencing each December, which could force us to curtail operations if adequate liquidity is not available. We cannot assure you that the effects of such seasonality will diminish in the future.

The loss of the services of key personnel could have a material adverse effect on our business.

        Our executive officers have substantial experience and expertise in our business and have made significant contributions to our growth and success. The unexpected loss of services of one or more of these individuals could also adversely affect us. We are currently not protected by a key-man or similar life insurance covering any of our executive officers, nor do we have written employment agreements with our Chief Executive Officer, President, Chief Financial Officer or Chief Operating Officer. If, for example, any one of these executive officers should leave us, his or her services would likely have a substantial impact on our ability to operate, on a daily basis because we would be forced to find and hire similarly experienced personnel to fill one or more of those positions, and daily operations may suffer temporarily as a result.

        Furthermore, with respect to Joe's, while we maintain an employment agreement with Joe Dahan, its president, should Mr. Dahan leave Joe's, his experience, design capabilities, and name recognition in the apparel industry could materially adversely affect the operations of Joe's, because Joe's relies heavily on Mr. Dahan's capabilities to design, direct and produce product for the Joe's brand.

Our business could be negatively impacted by the financial instability or consolidation of our customers.

        We sell our product primarily to retail, private label and distribution companies around the world based on pre-qualified payment terms. Financial difficulties of a customer could cause us to curtail business with that customer. We may also assume more credit risk relating to that customer's receivables. Our inability to collect on our trade accounts receivable from any one of these customers could have a material adverse effect on our business or financial condition. More specifically, we are dependent primarily on lines of credit that we establish from time to time with customers, and should a substantial number of customers become unable to pay their respective debts as they become due, we may be unable to collect some or all of the monies owed by those customers.

        Our current practice is to extend credit terms to a majority of our larger customers, which is based on such factors as past credit history with us, credit approval by CIT under our factoring arrangements, reputation of creditworthiness within our industry, and timelines of payments made to us. A small percentage of our customers are required to pay by either cash before delivery, credit card or cash on delivery, or C.O.D., which is also based on such factors as lack of credit history, reputation (or lack thereof) within our industry and/or prior negative payment history. For those customers to whom we extend credit, typical terms are net 30 to 60 days. Based on industry practices applicable to our business, financial awareness of the customers with whom we conduct business, and business experience of our industry, our management exercises professional judgment in determining which customers will be extended credit. As of November 27, 2004, we had $2.2 million in net accounts receivable and due from factor net of advances from CIT and allowances for customer credits.

        Furthermore, in recent years, the retail industry has experienced consolidation and other ownership changes. Some of our customers have operated under the protection of the federal bankruptcy laws. While to date these changes in the retail industry have not had a material adverse effect on our business or financial condition, our business could be materially affected by these changes in the future.

Our business could suffer as a result of manufacturer's inability to produce our goods on time and to our specifications.

        We do not own or operate any manufacturing facilities and therefore depend upon independent third parties for the manufacture of all of our products. Our products are manufactured to our specifications by both domestic and international manufacturers. During fiscal 2004, approximately 12% of our products were manufactured in the United States and approximately 88% of our products were manufactured in foreign countries. The inability of a manufacturer to ship orders of our products in a timely manner or to meet our quality standards could cause us to miss the delivery date requirements of our customers for those items, which could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on our financial condition and results of operations. Because of the seasonality of our business, and the apparel and fashion business in particular, the dates on which customers need and require shipments of products from us are critical, as styles and consumer tastes change so rapidly in the apparel and fashion business, particularly from one season to the next. Further, because quality is a leading factor when customers and retailers accept or reject goods, any decline in quality by our third-party manufacturers could be detrimental not only to a particular order, but also to our future relationship with that particular customer.

Our business could suffer if we need to replace manufacturers.

        We compete with other companies for the production capacity of our manufacturers and import quota capacity. Some of these competitors have greater financial and other resources than we have, and thus may have an advantage in the competition for production and import quota capacity. If we experience a significant increase in demand, or if an existing manufacturer of ours must be replaced, we may have to expand our third-party manufacturing capacity. We cannot assure you that this additional capacity will be available when required on terms that are acceptable to us or similar to existing terms which we have with our manufacturers, either from a production standpoint or a financial standpoint. We enter into a number of purchase order commitments each season specifying a time for delivery, method of payment, design and quality specifications and other standard industry provisions, but do not have long-term contracts with any manufacturer. None of the manufacturers we use produces our products exclusively.

        Should we be forced to replace one or more of our manufacturers, particularly a manufacturer that we may rely upon for a substantial portion of our production needs, such as Commerce, then we may experience an adverse financial impact, or an adverse operational impact, such as being forced to pay increased costs for such replacement manufacturing or delays upon distribution and delivery of our products to our customers, which could cause us to lose customers or lose revenues because of late shipments.

If an independent manufacturer or license partner of ours fails to use acceptable labor practices, our business could suffer.

        While we require our independent manufacturers to operate in compliance with applicable laws and regulations, we have no control over the ultimate actions of our independent manufacturers. While our internal and vendor operating guidelines promote ethical business practices and our staff periodically visits and monitors the operations of our independent manufacturers, we do not control these manufacturers or their labor practices. The violation of labor or other laws by one of our independent manufacturers, or by one of our license partners, or the divergence of an independent manufacturer's or license partner's labor practices from those generally accepted as ethical in the United States, could interrupt or otherwise disrupt the shipment of finished products to us or damage our reputation. Any of these, in turn, could have a material adverse effect on our financial condition and results of operations. In particular, the laws governing garment manufacturers in the State of California impose joint liability upon us and our independent manufacturers for the labor practices of those independent manufacturers. As a result, should one of our independent manufacturers be found in violation of state labor laws, we could suffer financial or other unforeseen consequences. We also utilize the services of a third party independent labor consulting service to conduct on site audits as required by state labor laws to help minimize our risk and exposure to unacceptable labor practice violations.

Our trademark and other intellectual property rights may not be adequately protected outside the United States.

        We believe that our trademarks, whether licensed or owned by us, and other proprietary rights are important to our success and our competitive position. In the course of our international expansion, we may, however, experience conflict with various third parties who acquire or claim ownership rights in certain trademarks. We cannot assure that the actions we have taken to establish and protect these trademarks and other proprietary rights will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as a violation of the trademarks and proprietary rights of others. Also, we cannot assure you that others will not assert rights in, or ownership of, trademarks and other proprietary rights of ours or that we will be able to successfully resolve these types of conflicts to our satisfaction. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States.

We cannot assure the successful implementation of our growth strategy.

        As part of our growth strategy, we seek to expand our geographic coverage, strategically acquiring select licensees and enhancing our operations. We may have difficulty hiring and retaining qualified key employees or otherwise successfully managing the required expansion of our infrastructure in our current United States market and other international markets we may enter. Furthermore, we cannot assure you that we will be able to successfully integrate the business of any licensee that we acquire into our own business or achieve any expected cost savings or synergies from such integration.

Our business is exposed to domestic and foreign currency fluctuations.

        We generally purchase our products in U.S. dollars. However, we source some of our products overseas and, as such, the cost of these products may be affected by changes in the value of the relevant currencies. Changes in currency exchange rates may also affect the relative prices at which we and our foreign competitors sell products in the same market. We currently do not hedge our exposure to changes in foreign currency exchange rates. We cannot assure you that foreign currency fluctuations will not have a material adverse impact on our financial condition and results of operations.

Our ability to conduct business in international markets may be affected by legal, regulatory, political and economic risks.

        Our ability to capitalize on growth in new international markets and to maintain the current level of operations in our existing international markets is subject to risks associated with international operations. Some of these risks include:

  •
  the burdens of complying with a variety of foreign laws and regulations,

  •
  unexpected changes in regulatory requirements, and

  •
  new tariffs or other barriers to some international markets.

        We are also subject to general political and economic risks associated with conducting international business, including:

  •
  political instability,

  •
  changes in diplomatic and trade relationships, and

  •
  general economic fluctuations in specific countries or markets.

        We cannot predict whether quotas, duties, taxes, or other similar restrictions will be imposed by the United States, Mexico, the European Union, Canada, China, Japan, India, Korea or other countries upon the import or export of our products in the future, or what effect any of these actions would have on our business, financial condition or results of operations. Changes in regulatory or geopolitical policies and other factors may adversely affect our business in the future or may require us to modify our current business practices.

We face intense competition in the worldwide apparel industry.

        We face a variety of competitive challenges from other domestic and foreign fashion-oriented apparel producers, some of whom may be significantly larger and more diversified and have greater financial and marketing resources than we have. We do not currently hold a dominant competitive position in any market. We compete with competitors such as Kellwood, Jones Apparel Group, and VF Corp. primarily on the basis of:

  •
  anticipating and responding to changing consumer demands in a timely manner,

  •
  maintaining favorable brand recognition,

  •
  developing innovative, high-quality products in sizes, colors and styles that appeal to consumers,

  •
  appropriately pricing products,

  •
  providing strong and effective marketing support,

  •
  creating an acceptable value proposition for retail customers,

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  ensuring product availability and optimizing supply chain efficiencies with manufacturers and retailers, and

  •
  obtaining sufficient retail floor space and effective presentation of our products at retail.

        A downturn in the economy may affect consumer purchases of discretionary items, which could adversely affect our sales.

        The fashion apparel industry in which we operate is cyclical. Many factors affect the level of consumer spending in the industry, including, among others:

  •
  general business conditions,

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  interest rates,

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  the availability of consumer credit,

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  taxation, and

  •
  consumer confidence in future economic conditions.

        Consumer purchases of discretionary items, including our products, may decline during recessionary periods and also may decline at other times when disposable income is lower. A downturn in the economies in which we sell our products, whether in the United States or abroad, may adversely affect our sales.

Impact of potential future acquisitions.

        From time to time, we have pursued, and may continue to pursue, acquisitions. Most recently, in July 2003, we acquired our Blue Concept Division from Azteca, which is owned by our affiliates, Mr. Hubert Guez and Mr. Paul Guez. We issued a $21.8 million convertible note for the acquisition, which has increased our long-term debt by over 600%. On March 5, 2004, our stockholders approved the partial conversion of the note into a maximum of 4,166,667 shares of our common stock. As a result of this partial conversion, the note was reduced by $12.5 million to leave a balance of $9.3 million. Additional acquisitions may result in us becoming substantially more leveraged on a consolidated basis and may adversely affect our ability to respond to adverse changes in economic, business or market conditions.

USE OF PROCEEDS

        Each selling stockholder will receive all of the proceeds from the sale of its common stock offered by this prospectus. We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholders. We will, however, receive the exercise price with respect to warrants to purchase 235,625 shares of our common stock, when exercised by the selling stockholders who hold them. If all the warrants are exercised, our gross proceeds would be $537,225.00. Any proceeds received will be used for working capital and other general corporate purposes.

DIVIDEND POLICY

        We have never declared or paid a dividend on our common stock. We intend to retain earnings to finance the growth and development of our business and do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. The declaration of dividends is within the discretion of our board of directors, which will review this dividend policy from time to time. See "Risk Factors—We Do Not Anticipate Paying Any Dividends on the Common Stock."

SELLING STOCKHOLDERS

        The table below sets forth information regarding ownership of our common stock by the selling stockholders on February 28, 2005 and the shares of common stock to be sold by them under this prospectus. Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. SEC rules require that the number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying the warrants or options held by such person that are currently exercisable or exercisable within 60 days of February 28, 2005 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. As of February 28, 2005, 29,998,768 shares of our common stock were outstanding.

	Shares Beneficially Owned Prior to the Offering					Shares Beneficially Owned After Offering
Name of Selling Stockholder	Number of Shares		Percent of Class		Number of Shares to be Sold in the Offering	Number of Shares	Percent of Class
Bridge 2 Europe Inc.	135,263	(1)	*	%	135,263	0	*	%
CPR Investors Partnership	1,060,392	(2)	3.5%		281,798	0	*	%
Jesper Inc.	281,798	(3)	*	%	281,798	0	*	%
Kam, Henry	129,627	(4)	*	%	129,627	0	*	%
Salek, Sia	149,353	(5)	*	%	149,353	0	*	%
2939 11th Street Partnership	84,539	(6)	*	%	84,539	0	*	%

TOTAL for Selling Stockholders:	1,840,972				1,062,378

*
Represents beneficial ownership of less than 1%.

(1)
Includes (i) a maximum of 105,263 shares issuable in the event of conversion of a convertible promissory note; and (ii) 30,000 shares issuable upon exercise of currently exercisable warrants held for the account of Bridge 2 Europe Inc. As President of Bridge 2 Europe, Inc., Henry Kam may be deemed to have the sole voting power with respect to these shares and sole power to exercise the warrants, convert the note or otherwise exercise dispositive power over the shares.

(2)
Includes (i) a maximum of 219,298 shares issuable in the event of conversion of a convertible promissory note offered hereby and a maximum of 653,594 shares issuable in the event of conversion of a convertible promissory note offered in a previous registration statement on Form S-3 (Reg. No. 333-11756) filed with the SEC on July 29, 2004; and (ii) 62,500 shares issuable upon exercise of currently exercisable warrants and 125,000 shares issuable upon exercise of currently exercisable warrants offered in a previous registration statement on Form S-3 (Reg. No. 333-11756) filed with the SEC on July 29, 2004 held for the account of CPR Investors Partnership. The partnership interest of CPR Investors Partnership is owned as follows: (i) 33.33% is owned by P. Ricky Hinchey, as managing general partner; (ii) 33.33% is owned by C. Randy Massey, as general partner; and (iii) 33.34% is owned by Joseph R. Zappa, Jr., as general partner. As managing general partner of CPR Investors Partnership, P. Ricky Hinchey may be deemed to have the sole voting power with respect to these shares; however, a majority vote of the general partners is required to exercise the warrants, convert the note or otherwise exercise dispositive power over the shares.

(3)
Includes (i) a maximum of 219,298 shares issuable in the event of conversion of a convertible promissory note; and (ii) 62,500 shares issuable upon exercise of currently exercisable warrants held for the account of Jesper, Inc. As President of Jesper, Inc., Pierre Meniane may be deemed to have the sole voting power with respect to these shares and the sole power to exercise the warrants, convert the note or otherwise exercise dispositive power over the shares.

(4)
Includes (i) a maximum of 100,877 shares issuable in the event of conversion of a convertible promissory note; and (ii) 28,750 shares issuable upon exercise of currently exercisable warrants held for the account of Henry Kam.

(5)
Includes (i) a maximum of 116,228 shares issuable in the event of conversion of a convertible promissory note; and (ii) 33,125 shares issuable upon exercise of currently exercisable warrants held for the account of Sia Salek.

(6)
Includes (i) a maximum of 65,789 shares issuable in the event of conversion of a convertible promissory note; and (ii) 18,750 shares issuable upon exercise of currently exercisable warrants held for the account of 2939 E. 11th St. Partnership. As the sole general partner of the partnership, Mr. Frank Valensi may be deemed to have the sole voting power with respect to these shares and the sole power to exercise the warrants, convert the note or otherwise exercise dispositive power over the shares.

        Except as otherwise disclosed above or in documents incorporated herein by reference, the selling stockholders, have not within the past three years had any position, office or other material relationship with us or any of our predecessors or affiliates. Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, only an estimate (assuming the selling stockholders sell all of the shares offered hereby) can be given as to the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the dates on which they provided the information regarding the shares beneficially owned by them, all or a portion of the shares beneficially owned by them in transactions registered under other effective registration.

        The preceding table has been prepared based upon the information furnished to us by the selling stockholders. The selling stockholders identified above may have sold, transferred or otherwise disposed of some or all of their common stock in transactions exempt from the registration requirements of the Securities Act since the dates on which they provided the information regarding the common stock beneficially owned by them. Information concerning the selling stockholder may change from time to time and, if necessary, we will supplement this prospectus accordingly.

PLAN OF DISTRIBUTION

        We are registering the shares of common stock on behalf of the selling stockholders. A selling stockholder is a person named on page 18 and also includes any donnee, pledgee, transferee or other successor-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership or limited liability company distribution, assignment or other non-sale related transfer.

        The selling stockholders may offer their shares of common stock at various times in one or more of the following transactions:

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  on any U.S. securities exchange on which our common stock may be listed at the time of such sale;

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  in the over-the-counter market;

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  in transactions other than on such exchanges or in the over-the-counter market;

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  in connection with short sales; or

  •
  in a combination of any of the above transactions.

        The selling stockholders may offer their shares of common stock at prevailing market prices, at prices related to the prevailing market prices, at negotiated prices or at fixed prices. The selling stockholders may transfer shares to discharge indebtedness, as payment for goods or services, or for other non-cash consideration.

        The selling stockholders may use broker-dealers to sell their shares of common stock. If this occurs, broker-dealers will either receive discounts or commission from the selling stockholder, or they will receive commissions from the purchasers of shares of common stock for whom they acted as agents. These brokers may act as dealers by purchasing any and all of the shares covered by this prospectus either as agents for others or as principals for their own accounts and reselling these securities under the prospectus.

        The selling stockholders and any broker-dealers or other persons acting on the behalf of parties that participate in the distribution of the shares may be considered underwriters under the Securities Act. As such, any commissions or profits they receive on the resale of the shares may be considered underwriting discounts and commissions under the Securities Act.

        As of the date of this prospectus, we are not aware of any agreement, arrangement or understanding between any broker or dealer and any of the selling stockholders with respect to the offer or sale of the shares under this prospectus.

        Certain of the agreements with the selling stockholders contain reciprocal indemnification provisions between us and the selling stockholder to indemnify each other against certain liabilities, including liabilities under the Securities Act, which may be based upon, among other things, any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact.

DESCRIPTION OF CAPITAL STOCK

Common Stock

        Pursuant to our Amended and Restated Certificate of Incorporation, we are authorized to issue 40,000,000 shares of common stock, $.10 par value per share. As of February 28, 2005, we had outstanding 29,998,768 validly issued, fully paid and non-assessable shares of common stock.

        Holders of the common stock are entitled to one vote for each share held of record in each matter properly submitted to such holders for a vote. Subject to the rights of the holders of any other outstanding series of stock our board of directors may designate from time to time, holders of common stock are entitled to receive their pro rata share of (i) any dividends that may be declared by the board of directors out of assets legally available therefore, and (ii) any excess assets available upon the liquidation, dissolution, or winding up of our company.

        Our Board of Directors may issue the additional shares of common stock, up to the authorization of 40 million shares, without soliciting additional stockholder approval. The existence of authorized but unissued shares of the common stock could tend to discourage or render more difficult the completion of a hostile merger, tender offer or proxy contest. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in the best interest of the company and its stockholders, the ability to issue additional shares of stock without further stockholder approval could have the effect of rendering more difficult or costly the completion of the takeover transaction, by diluting the voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting block in hands that might support the position of the board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Preferred Stock

        Our Amended and Restated Certificate of Incorporation authorizes the issuance of up to 5 million shares of preferred stock with designations, rights and preferences determined from time to time by the board of directors. Accordingly, the board of directors is empowered, without stockholder approval, to issue preferred stock with dividends, liquidation, conversion, voting and other rights that could adversely affect the voting power or other rights of the holders of common stock. In the event of issuance, the preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of Innovo. As of February 28, 2005, we had approximately 195,000 validly issued, fully paid and non-assessable shares of preferred stock outstanding.

Certain Provisions Relating to Share Acquisitions

        Section 203 of the Delaware General Corporation Law generally prevents a corporation from entering into certain business combinations with an interested stockholder (defined as any person or entity that is the beneficial owner of at least 15% of a corporation's voting stock) or its affiliates for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) the transaction is approved by the board of directors of the corporation prior to such business combination, (ii) the interested stockholder acquires 85% of the corporation's voting stock in the same transaction in which it exceeds 15%, or (iii) the business combination is approved by the board of directors and by a vote of two-thirds of the outstanding voting stock not owned by the interested stockholder. The Delaware General Corporation Law provides that a corporation may elect not to be governed by Section 203. We have made no such election and are therefore governed by Section 203. Such anti-takeover provision may have an adverse effect on the market for our securities.

Indemnification and Limitation of Liability

        Our Amended and Restated Certificate of Incorporation provides that we shall indemnify our officers and directors to the fullest extent permitted by Delaware law, including some instances in which indemnification is otherwise discretionary under Delaware law. The Amended and Restated Certificate of Incorporation also provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the director's fiduciary duty of care to the company and its stockholders. This provision does not eliminate the duty of care, and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities for environmental laws.

        At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification by any officer or director.

Transfer Agent and Registrar for our Common Stock and Warrants

        The transfer agent and registrar for our common stock is North American Transfer Company located at 147 West Merrick Road, Freeport, New York 11520, and its telephone number is (516) 379-8501.

LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus will be passed upon for our company by our general counsel, Dustin A. Huffine, Esq. Mr. Huffine beneficially owns 8,050 shares of common stock held for his personal account and options to purchase 43,750 (including shares exercisable within 60 days of the date of this prospectus) of our common stock pursuant to our 2004 Stock Incentive Plan.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended November 27, 2004, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov. We also make such documents that we file with the SEC available on our website at http://www.innovogroup.com as soon as reasonably practicable after such reports are electronically filed with or furnished to the SEC. However, we do not intend that the information available through our website be incorporated into this prospectus.

        We have filed a registration statement on Form S-3 with the SEC to register the offering of the shares of common stock offered pursuant to this prospectus. This prospectus is part of that registration statement and, as permitted by the SEC's rules, does not contain all of the information included in the registration statement. For further information about us, this offering and our common stock, you may refer to the registration statement and its exhibits and schedules as well as the documents described herein. You can review and copy these documents at the public reference facilities maintained by the SEC or on the SEC's website as described above.

        This prospectus may contain summaries of contracts or other documents. Because they are summaries, they will not contain all of the information that may be important to you. If you would like complete information about a contract or other document, you should read the copy filed as an exhibit to the registration statement.

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be an important part of this prospectus, and information that we file with the SEC at a later date will automatically update or supersede this information. We incorporate by reference the following documents as well as any future filing we will make with the SEC (File No. 0-18926) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, provided, however, we are not incorporating any information furnished under either former Item 9 or former Item 12 or Item 2.02, Item 7.01, or Item 9.01 of any Current Report on Form 8-K:

  1.
  Our annual report on Form 10-K for the fiscal year ended November 27, 2004, filed with the SEC on February 25, 2005;

  2.
  Our Definitive Revised Proxy Statement on Schedule 14A filed with the SEC on April 29, 2004;

  3.
  Our Current Report on Form 8-K filed with the SEC on November 30, 2004;

  4.
  Our description of common stock that is referenced in our registration statement on Form 8-A, File No. 000-18926, filed with the SEC on December 6, 1990 (which incorporates by reference the description of Common Stock that is contained in our Post Effective Amendment No. 6 to Form S-18, File No. 33-25912, filed with the SEC on November 29, 1990), including all amendments or reports filed for the purpose of updating such description.

        You, including any beneficial owner of any security to whom a prospectus is delivered, may request a copy of these filings or any exhibits thereto, at no cost, by writing to or calling Dustin Huffine, Secretary, Innovo Group Inc., 5804 East Slauson Ave. Commerce, California 900040, telephone (323) 725-5516.

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference in this prospectus contain both historical and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are not statements of historical fact but rather reflect our current expectations, estimates and predictions about future results and events. These statements may use words such as "anticipate," "believe," "estimate," "expect," "intend," "predict," "project" and similar expressions as they relate to us or our management. When we make forward-looking statements, we are basing them on our management's beliefs and assumptions, using information currently available to us. These forward-looking statements are subject to risks, uncertainties and assumptions, including but not limited to, risks, uncertainties and assumptions discussed in this prospectus. Factors that can cause or contribute to these differences include those described under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These forward looking statements include, but are not limited to, statements regarding the following: growth opportunities and increasing market share, earnings estimates, future financial performance and other matters. Although we believe that the expectations contained in these forward-looking statements are reasonable, you cannot be assured that these expectations will prove correct.

        If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements you read in this prospectus and the documents incorporated by reference in this prospectus reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. You should carefully review and consider all information, including the information included in the section entitled "Risk Factors" and the financial statements and the notes to the financial statements and related disclosures incorporated by reference in this prospectus before making an investment decision. We are under no duty to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITY

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CAUTIONARY STATEMENTS

        No person has been authorized to give any information or to make any representation not contained in this prospectus in connection with this offering of common stock and, if given or made, no one may rely on such unauthorized information or representations. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the common stock to which it relates, or an offer to sell or the solicitation of an offer to buy such securities in any jurisdiction in which such offer or solicitation may not be legally made. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information contained in this document is current only as of its date.

1,062,378 SHARES

INNOVO GROUP INC.

COMMON STOCK

PROSPECTUS

March 2, 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses to be paid by us in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates, except for the SEC registration fee.

SEC registration fee	$527.68
Accounting fees and expenses	$5,000.00
Legal fees and expenses	$5,000.00
Transfer agent and registrar fees and expenses	$1,000.00
Miscellaneous expenses	$1,000.00
Total	$12,527.68

Item 15. Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the corporation's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. In actions brought by or in the right of a corporation, however, Section 145 provides that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless, and only to the extent that, the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in review of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Article Nine of our Amended and Restated Certificate of Incorporation requires that we indemnify our directors and officers for certain liabilities incurred in the performance of their duties on our behalf to the fullest extent allowed by Delaware law.

        Our Amended and Restated Certificate of Incorporation relieves our directors from personal liability to us or our stockholders for breach of any of such director's fiduciary duty as a director to the fullest extent permitted by the Delaware General Corporation Law. Under Section 102(b)(7) of the Delaware General Corporation Law, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duties as directors except (i) for a breach of the duty of loyalty, (ii) for failure to act in good faith, (iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violations of certain provisions of the Delaware General Corporation Law imposing certain requirements with respect to stock repurchases, redemptions and dividends, or (v) for any transaction from which such director derived an improper personal benefit.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16. Exhibits.

        The following exhibits are filed herewith and as a part of this registration statement:

Exhibit Number	Description	Document if Incorporated by Reference
4.1	Form of Convertible Promissory Note	Incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed on June 23, 2004
4.2	Form of Common Stock Purchase Warrant	Incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed on June 23, 2004
4.3	Form of Registration Rights Agreement	Incorporated by reference to Exhibit 4.3 to Current Report on Form 8-K filed on June 23, 2004
5	Opinion of Dustin A. Huffine, Esq.	Filed herewith
23.1	Consent of Dustin A. Huffine, Esq. (included in Exhibit 5)	Filed herewith
23.2	Consent of Ernst & Young LLP	Filed herewith
24	Power of Attorney (included on page II-4and II-5)	Filed herewith

Item 17. Undertakings.

(a)    The undersigned registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act;

           (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in this registration statement; and

          (iii)  To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

        provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) herein do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the undersigned registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement;

        (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer of controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)    The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Commerce, State of California, on the 2nd day of March, 2005.

INNOVO GROUP INC.
By:	/s/ SAMUEL J. FURROW, JR. Samuel J. Furrow, Jr. Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

        KNOW ALL PERSON BY THESE PRESENTS that each individual whose signature appears below constitute and appoints Samuel J. Furrow, Jr., and his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for he same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK. SIGNATURE PAGE TO FOLLOW.]

Signature	Capacity	Date
/s/ SAMUEL J. FURROW, JR. Samuel J. Furrow, Jr.	Chief Executive Officer (Principal Executive Officer) and Director	March 1, 2005
/s/ MARC B. CROSSMAN Marc B. Crossman	President, Chief Financial Officer (Principal Financial Officer) and Director	March 1, 2005
/s/ RICHARD A. QUIROGA Richard A. Quiroga	Vice President of Finance (Principal Accounting Officer)	March 1, 2005
/s/ SAMUEL J. FURROW Samuel J. Furrow	Chairman of the Board of Directors	February 28, 2005
/s/ DEAN FACTOR Dean Factor	Director	March 1, 2005
/s/ KELLY HOFFMAN Kelly Hoffman	Director	March 1, 2005
/s/ SUHAIL R. RIZVI Suhail R. Rizvi	Director	March 1, 2005
/s/ VINCENT SANFILIPPO Vincent Sanfilippo	Director	March 1, 2005
/s/ KENT A. SAVAGE Kent A. Savage	Director	March 1, 2005

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
4.1	Form of Convertible Promissory Note**
4.2	Form of Common Stock Purchase Warrant**
4.3	Form of Registration Rights Agreement**
5	Opinion of Dustin A. Huffine, Esq.*
23.1	Consent of Dustin A. Huffine, Esq. (included in Exhibit 5 hereto)*
23.2	Consent of Ernst & Young, LLP*
24	Power of Attorney (included in the signature page of this Registration Statement)*

*
Filed herewith.
**
Previously filed.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Our Business
The Offering
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF CAPITAL STOCK
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITY
CAUTIONARY STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution.
  Item 15. Indemnification of Directors and Officers.
  Item 16. Exhibits.
  Item 17. Undertakings.
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX